FROM NOTIFICATIONS

The DropKey App and the Pop-up Studio In A Bag
Published by Rockwell Scharer III · 22h ·

We reached out short-term goal in one day on Wefunder! https://Wefunder.com/dropkey
.
#dropkey #mediabook #virtualproductionstudio #tvproduction #creator #advertising #podcast #greenscreen #chromakey #studioinabag #popupstudio #contentcreator #musicproduction #virtualproduction #obama #videoproduction #videomarketing #video #film #twitch #tiktok #technology #marketing #storytelling
Read important disclosure: https://dropkey.com/disclosure


dropkey®
WORLD'S #1 BEST-SELLING
100% PORTABLE
CONTENT CREATION ECOSYSTEM
with MediaBook®
PROJECT WE LOVE
KICKSTARTER
SUCCESSFULLY FUNDED BY